

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Liliia Havrykh
Chief Executive Officer
IMA Tech Inc.
34 N Franklin Ave 687
Pinedale, WY 82941

> **Re: IMA Tech Inc.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2023**
> **File No. 333-273283**

Dear Liliia Havrykh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. You disclose that Liliia Havrykh, your sole officer and director, beneficially owns 100% of your outstanding common stock. Please disclose on the cover page that you are a "controlled company" and the identity and beneficial ownership percentage of your controlling shareholder.

Our Company, page 8

2. We note your disclosure that "The Company specializes in developing digital avatars of consultants using a unique blend of Human Mind, Artificial Intelligence, and Database niche." Please revise to provide a more complete description of how your company intends to utilize artificial intelligence and databae niche, and what those entail. As non-

exclusive examples, explain whether you use or intend to use third-party services providers for your databases and artificial intelligence or if you have developed your own.

Prospectus Summary, page 8

3. Please expand upon your discussion of your business plan in this section and describe more specifically your activities planned for the next twelve months. Discuss the steps you have taken to date to implement your business plan and describe the costs involved. Provide additional information regarding the development of customizable avatars and their use particularly with regard to "saving time and costs while providing a more immersive and personalized experience" and clarify the ways in which "avatars allow for remote customer service without sacrificing personal attention and human presence."

"As an "emerging growth company" under the JOBS Act . . .", page 10

4. Please revise to more fully describe the provisions of the JOBS Act and the specific eligibility criteria to maintain the status as an emerging growth company. Disclose whether the company has elected to take advantage of the extended transition provisions that Section 107 of the JOBS Act provides an emerging growth company, as provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. If you elect to use this extended transition provision, please disclose that as a result of this election your financial statements may not be comparable to companies that comply with public company effective dates.

Risk Factors, page 10

5. Since you are also a smaller reporting company, please add a separate risk factor disclosing that even if you no longer qualify as an emerging growth company, you may still be subject to reduced reporting requirements so long as you are a smaller reporting company.

6. Please revise your disclosure to include a risk factor related to the risks posed by the self-underwritten nature of your primary offering. The risk factor should explain that no underwriter has engaged in any due diligence activities and that an underwriter's due diligence obligations go to confirming the accuracy of the disclosure in the prospectus as well as providing input as to the offering price.

"Due to the limited time commitment of our sole officer and director...", page 11

7. We note your disclosure that Ms. Havrykh will devote limited time to the business. Please revise this risk factor to clarify whether Ms. Havrykh, your sole officer and director, has any specific conflicts of interest that may arise from other business activities.

<u>"There may be some concerns among potential clients regarding the accuracy and reliability of our digital avatars...", page 16</u>

8.   Your disclosure notes "potential clients may have concerns about the reliability and accuracy of digital avatars, especially when it comes to complex decision-making processes." Please expand your discussion of the capabilities and processes of the digital avatars. More generally, describe the functionality of the digital avatars and the company's ability to produce them.

<u>"Unauthorized use of our intellectual property. . .", page 19</u>

9.   Your disclosure notes that you "rely on a combination of intellectual property laws and contractual arrangements, including non-disclosure agreements and confidentiality agreements, which protect [y]our trademarks, domain names, and other similar intellectual property." Please revise here and elsewhere as appropriate to disclose relevant trademarks and domain names of the company as well as any intellectual property developed by the company.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

10.   We note you disclosure that you disclaim any obligation to update or otherwise revise forward-looking statements. Please revise to clarify that your obligation to update is conditioned upon your obligations under the federal securities laws and awareness of material events or omissions that would require you to update your disclosure.

<u>Liquidity and Capital Resources, page 33</u>

11.   You disclose that you anticipate receiving sufficient proceeds from investors through this offering to continue operations for at least the next twelve months. As this is a best efforts offering, with no minimum, please revise to remove disclosures indicating that you expect to receive sufficient funding from this offering or advise. Quantify the amount of cash you need to implement your plan of operations, the extent to which the $90,000 loan from the President is available to implement plan of operations if offering proceeds are not sufficient, and the number of months that your current cash on hand is expected to fund operations. Refer to Item 303(a) of Regulation S-K.

12.   Please revise to describe the basis for your statement that the company is expected to begin to receive revenues from operations in the coming year, including any agreements with potential customers and product development activities to date.

<u>Directors, Executive Officers, Promoters and Control Persons , page 35</u>

13.   Please revise to provide all of the information required by Item 401(e) of Regulation S-K. For example, revise to describe the business experience, principal occupations and employment of Ms. Havrykh during the past five years, including the dates and duration

of employment. Additionally, revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director. Finally, refrain from using vague promotional language in discussing the previous business experience.

Our Management, page 35

14.   On page 35, your disclosure provides that Ms. Havrykh "will be devoting all her time needed for planning and organizing activities for IMA Tech" while your disclosure on page 37 provides that "Ms. Liliia Havrykh currently devotes restricted amount of time to our operations." Please reconcile the number of hours per week that Ms. Havrykh will devote to the operations of the company for consistency throughout.

Description of Capital Stock, page 39

15.   Your disclosure indicates that shares of the company's common stock "cannot be converted into any other kind of stock, except in extraordinary transactions, such as mergers and court approved bankruptcy reorganizations." However, the company's filed Corporate Bylaws provide that the corporation "is authorized to issue any class of shares or securities convertible into shares of any class." Please revise for clarity and consistency.

Plan of Distribution, page 41

16.   Your disclosure indicates that your common stock is a penny stock. Therefore, you are not eligible to incorporate by reference. We note that you have indicated that some information may be "incorporated by reference in this Prospectus." Please revise your prospectus accordingly. Please see General Instruction VII.D.1(c) of Form S-1 for guidance.

Consolidated Financial Statements
Note 5. Related Party Transactions, page F-6

17.   We note your disclosure that shareholders or directors have not made a written commitment for continued support. Please revise to describe the loan agreement with the President disclosed on page 34, including the timing for receipt of the $90,000 pursuant to the Loan Agreement. In this regard, you disclose on page 34 that the loan will be provided on 'as-needed' basis; however, this is not apparent based on the Loan Agreement filed as Exhibit 10.1. Additionally, describe the conversion option, including how and when the conversion price will be determined and when the loan may be converted into shares of common stock of the company.

<u>General</u>

18.   It appears that you may be a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have no or nominal operations, assets consisting solely of cash and cash equivalents, nominal expenditures in furtherance of your business plan, and no revenues to date. We also note that significant steps remain to commence your business plan. Provide us with a detailed legal analysis explaining why you are not a shell company or otherwise disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the limitations on the ability of your security holders to resell their securities in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff Attorney, at (202) 551-6521 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Robert Zepfel